

信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2005/CS-1331

23 September 2005



U.S.A.

Attn.: Ms. Kathy Jiang



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

SUPPL

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the following documents of the Company:-

1. Press Notice on Final Results for the year ended 30 June 2005; and
2. Joint Press Notice to Holders of the Convertible Bonds.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Final Results 2005\23.09.2005\Letter - ADR.doc

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HK$2,500,000,000
1.625% Guaranteed Convertible Bonds due 2009
(the "Convertible Bonds")
(Stock Code: 2504)
issued by

GETSMART FINANCE LIMITED

(Incorporated in the British Virgin Islands with limited liability)

unconditionally and irrevocably guaranteed by


Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the "**Terms and Conditions**"). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the Terms and Conditions.

The directors of Sino Land Company Limited ("**Sino Land**") and Getsmart Finance Limited ("**Getsmart**") jointly announce that on 22nd September, 2005 the directors of Sino Land proposed a final dividend (the "**2005 Final Dividend**") of HK11.5 cents per share (with an option for scrip dividend) for the year ended 30th June, 2005 to Sino Land's shareholders whose names appear on the register of members of Sino Land (the "**Register of Members**") on 17th November, 2005 (the "**Record Date**").

The 2005 Final Dividend is subject to the approval by the shareholders of Sino Land at the annual general meeting to be held on 17th November, 2005. The 2005 Final Dividend will be despatched by Sino Land on or about 15th December, 2005.

The Register of Members will be closed from 14th November, 2005 to 17th November, 2005 (both dates inclusive) and will be re-opened on 18th November, 2005.

Holders of the Convertible Bonds who wish to exercise their conversion rights attaching to their Convertible Bonds so as to be entitled to the 2005 Final Dividend should lodge the properly completed and signed conversion notices with the Principal Agent **on or before 3:00 p.m. (London time) on 4th November, 2005** in order to ensure sufficient time for registration as a shareholder of Sino Land by the Record Date.

Holders of the Convertible Bonds who submit conversion notices to the Principal Agent **after 3:00 p.m. (London time) on 4th November, 2005 but before 3:00 p.m. (London time) on 16th November, 2005** may not be registered as shareholders of Sino Land by the Record Date, and therefore may not be entitled to the 2005 Final Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2005 Final Dividend pursuant to Condition 6.2.3(v).

By Order of the Board of
Sino Land Company Limited
Raymond Tong Kwok Tung
Director

By Order of the Board of
Getsmart Finance Limited
Raymond Tong Kwok Tung
Director

Hong Kong, 22nd September, 2005

As at the date of this announcement, the executive directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the non-executive director is Mr. Ronald Joseph Arculli and the independent non-executive directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning. The directors of Getsmart are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock code: 83)

CHAIRMAN'S STATEMENT

I am pleased to present the 2004/2005 Annual Report to shareholders.

FINAL RESULTS

For the year ended 30th June, 2005, the Group's audited consolidated net profit attributable to shareholders increased significantly to a new record high of HK$5,225.0 million, an increase of 270.8% compared with HK$1,408.8 million in the previous financial year. The turnover of the Group was HK$4,150.7 million. Earnings per share for the year amounted to 120.87 cents, compared with 35.32 cents in the previous financial year.

The Group has adopted in advance the new Hong Kong Accounting Standard 40 ("HKAS 40") on investment properties and the new HKAS – Interpretation 21 on Income Taxes – Recovery of Revalued Non-Depreciable Assets. Following the adoption of the new HKAS 40, all investment properties are stated at fair value and any changes in fair value of the Group's investment properties are recognized in the consolidated income statement. With the introduction of HKAS – Interpretation 21, deferred tax is provided on the basis that the carrying amounts of investment properties will be recovered through use and calculated at applicable profits tax rates.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 11.5 cents per share in respect of the year ended 30th June, 2005 to shareholders whose names appear on the Register of Members of the Company on 17th November, 2005. Together with the interim dividend of 8.5 cents per share, the total dividend for the full year is 20 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 17th November, 2005; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 21st November, 2005. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 15th December, 2005.

BUSINESS ACTIVITIES

(1) Land Bank

During the financial year ended 30th June, 2005, the Group acquired 10 plots of land for residential, office and retail developments. The addition of these new sites contributes in aggregate approximately 8.08 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. KCR Wu Kai Sha Station Development, New Territories STTL 530	Residential/ Retail	100%	1,847,641
2. Junction of Sheung Yuet Road and Wang Chiu Road, Kowloon Bay, Kowloon NKIL 6310	Office/ Retail	100%	609,027
3. Fuk Wing Street/Fuk Wa Street, Sham Shui Po, Kowloon NKIL 6425	Residential/ Retail	100%	134,044
4. Ma Wo Tai Po, New Territories TPTL 179	Residential	100%	114,486
5. 256 Hennessy Road, Wan Chai, Hong Kong IL 2769	Office/Retail	100%	71,862
6. 305 Castle Peak Road, Kowloon NKIL 939	Residential/ Retail	100%	64,800
7. 464-474 Castle Peak Road, Sham Shui Po, Kowloon NKIL 1175-1177	Residential/ Retail	100%	58,037
8. 20-24 Staunton Street, Central	Residential/ Retail	100%	29,903
9. Kwu Tung, New Territories Lot 2596, DD92	Residential	100%	23,638
10. 2004G12 North of Zhangxiang Road, Zhangzhou, Fujian Province, PRC	Residential	100%	5,131,128
			8,084,566

As at 30th June, 2005, the Group's land bank, including properties held for sale, properties under development and completed investment properties, amounted to a total gross floor area of approximately 27.85 million square feet comprising a balanced portfolio of properties of which 58% is residential; 25% commercial; 9% industrial; 6% car parks and 2% hotels. The Group will continue to replenish its land bank selectively to optimise its earnings potential.

(2) Project Completion & Development Activities

During the financial year ended 30th June, 2005, the Group completed the following developments with a total attributable gross floor area of approximately 1.89 million square feet:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Residence Oasis TKOTL No. 24, 15 Pui Shing Road, Tseung Kwan O, New Territories	Residential	60%	895,470
2. Oceania Heights 2 Hoi Chu Road, Tuen Mun, New Territories	Residential/ Retail	100%	341,859
3. The Cairnhill Route Twisk, TWTL395, Area 40, Tsuen Wan, New Territories	Residential	25%	206,909
4. The Royal Oaks 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
5. St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	Residential	100%	98,909
6. Anglers' Bay 18A Castle Peak Road, Sham Tseng, New Territories	Residential	50%	88,668
7. Caldecott Hill 2 Caldecott Road, Piper's Hill, Kowloon	Residential	33.3%	25,737
8. Colonnades Court, Hu Li Nan Bu & North of Hai Ti[illegible] Lu, Xiamen Lot No. [illegible]-C5, PRC	Residential/ Retail	100%	70,162
			1,894,554

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 0.94 million square feet in the next financial year:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. One SilverSea, Hoi Fai Road, West Kowloon	Residential/ Retail	100%	843,621
2. Mount Beacon Kowloon Tong, Kowloon	Residential	33.3%	100,391
			944,012

(3) Sales Activities

The buoyant economy has provided a solid foundation for home-buyers. Rising employment, continuing GDP growth, strong consumer confidence, favourable mortgage terms and rising household formations, all contributed to the resurgence of confidence in the property market, resulting in robust growth. During the financial year ended 30th June, 2005, the Group achieved encouraging performance in property sales yielding higher profit margins.

Earnings from sales of projects completed during financial year ended 30th June, 2005 were mainly derived from the sale of residential units in seven new developments namely Residence Oasis, The Royal Oaks, Oceania Heights, The Cairnhill, Anglers' Bay, Caldecott Hill and Colonnades Court. Approximately 99.5% of the units in these projects have been sold.

Sales of previously completed projects were encouraging with favourable prices being achieved. During the financial year 2004/2005, the Group sold all the units in Imperial Villas and Ocean View, and a substantial number of residential units in Island Resort and Island Harbourview. Other developments of the Group, namely Parc Palais, a luxury residential project located in the prime location of King's Park, approximately 8.0% of its units were unsold and The Cliveden 1.9%.

Mount Beacon, a luxury residential project in which Sino Land has a 33.3% interest, was launched on the market in July 2005. The project was well received in the market and the first phase sales target was achieved within a month.

The HKSAR Government has recently given its consent to the pre-sale of units in One SilverSea, a prime residential project located on the West Kowloon waterfront. Wholly-owned by Sino Land, this project is expected to be marketed within the financial year 2005/2006.

(4) Rental Activities

(a) Size and New Acquisitions

As at 30th June, 2005, the Group had approximately 9.3 million square feet of attributable gross floor area of completed investment properties. Of this portfolio, commercial developments account for 51%, industrial developments 23%, car parks 17%, hotels 7%; with the remaining 2% being residential.

Compared with 9.2 million square feet of the total gross floor area of completed investment properties attributable to the Group in the last financial year, the increase of approximately 0.1 million attributable square feet of rental properties was primarily due to the completion of the new Oceania Heights shopping mall project, and the acquisition of Rosedale Garden (shopping mall) and 20-24 Staunton Street in Central (residential and retail). Of the total gross floor area of these new rental properties, retail space accounts for 77% and residential for the remaining 23%.

(b) Asset Enhancement

Our asset enhancement programme, being carried out in the key properties, continues to bear fruit. The main thrust of the programme is customer satisfaction. Retail shopping malls have been upgraded and redesigned to be customer-friendly while at the same time providing our valued tenants and shoppers with higher visibility and circulation of customer traffic. The programme also involves a regular review of the terms of the HKSAR Government grants under which the Group's properties are held. Where appropriate, the opportunity will be taken to convert the property to a use yielding a higher level of return. Enhanced rental income is expected to result from these initiatives.

Modifications were granted during the financial year 2004/2005 permitting a change of use in respect of two rental properties. Futura Plaza, which was originally an industrial building, has been converted to use as an office building. Tuen Mun Town Plaza Phase I will soon have approximately 100,000 square feet more retail space. The Group will derive higher rental income as a result of these modifications.

Two floors in retail area of Tsim Sha Tsui Centre have been converted into office space which has already been taken up by new tenants. The layout of the south wing of the Hong Kong Pacific Centre has been redesigned so as to optimise the commercial value of the space and attract more prominent tenants.

(c) Rental Income

During the financial year 2004/2005, the retail sector recorded solid growth in rental rates mainly due to a combination of both macro fundamentals and micro factors. On the macro side, stronger consumer confidence, improved income and wealth as well as strengthening business environment resulted from increasing domestic and tourist consumption have set the backbone for positive growth. On the micro side, our marketing and promotional programme being rolled out on a regular basis has sustained shopper flow and enriched customers' shopping experience. Our three flagship retail malls Tuen Mun Town Plaza Phase I, Olympian City shopping malls, and China Hong Kong City continued to perform well.

The demand for office space has been on the uptrend with the number of overseas and local companies setting up their offices in Hong Kong reaching a new high in 2005. On the back of encouraging demand, the rental rates of most of our office buildings have firmed up in the first half of the financial year and have shown signs of an upward trend starting in the second half.

The gross rental revenue of the Group, including the attributable share of its associates, increased by 8.2% to HK$1,226.9 million for the financial year ended 30th June, 2005 compared with HK$1,133.4 million in the previous financial year with satisfactory overall occupancy and improved rental rates in general.

(5) Finance

As at 30th June, 2005, the Group's gearing was 22.7%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The increase in gearing compared with that as at 31st December, 2004 was mainly due to acquisition of land for development purpose and utilisation of credit facilities for existing development projects. Of the total borrowings, 6% was repayable within one year, 28% repayable between one and two years and 66% repayable between two and five years. The Group, including the attributable share of its associates, had cash resources of approximately HK$13,838.9 million, comprising cash on hand of approximately HK$3,576.3 million together with committed undrawn facilities of approximately HK$10,262.6 million. Total asset and shareholders' fund of the Group were HK$51.2 billion and HK$34.6 billion respectively.

In November 2004, the Company, through its wholly-owned subsidiary, Getsmart Finance Limited, issued HK$2.5 billion 1.625% Guaranteed Convertible Bonds due 2009. The transaction received an overwhelming response from a wide spectrum of investors and, as a result, the 'Green Shoe' was exercised. Fund raised on this transaction was for general corporate purposes. The new Convertible Bonds are denominated in Hong Kong dollars.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2005. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the Convertible Bonds due 2009.

(6) Future Developments

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 30th June, 2005, the Group had approximately 17.81 million attributable square feet of gross floor area of land bank currently being developed, of which over 86% is designated for residential projects, which will be developed over the next five to six years.

The Group re-affirms its commitment to building quality properties. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that right design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2004.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. It believes that the long-term interests of shareholders can best be optimised by conducting business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in its daily operations and business development.

(1) Community Care and Social Services

In furtherance of the Group's strong commitment to good corporate citizenship, the Community Care Committee (the "Committee") was set up in the financial year 2003/2004 to promote environmental protection initiatives, organise social community services and charitable events.

As a committed and responsible corporate citizen, Sino Land has been working closely with different charitable and voluntary organizations to hold various community services for the needy. It has also participated in a number of charitable events.

It is the Group's belief that local arts and cultural activities are of utmost importance in fostering creativity, elevating the appreciation ability and improving the quality of life of the Hong Kong people. Our keen interest in supporting local arts and cultural activities can be seen by our action to sponsor various musicals and theatrical performances. 'Zheng He and the Emperor', 'Love in a Fallen City 2005', 'One of the Lucky Ones', 'The King and I' and 'Saturday Night Fever' were among the many programmes that we have supported.

The Group has also taken part in sharing business knowledge and expertise with other social service organizations and educational bodies through workshops and internship programmes. Our aim is to offer our younger generation with strong interest in developing their career in the property or hotel field an opportunity to gain areal life experience and broaden their horizons.

Our efforts in community services have been well recognized. As a result, Sino Land, along with its subsidiary Sino Estates Management Limited ("SEML") has been awarded the 2004-2005 Caring Company Logo by the Hong Kong Council of Social Service. This is the second time for the Group to have won the award and the third for SEML.

On the environmental protection front, the Group has collaborated with organisations such as Green Power, Friends of the Earth and the World Wide Fund for Nature to arrange and support events and activities to arouse public awareness of and interest in protecting our nature; educate people ways of protecting our environment; and encourage the concept of green living.

The Committee will continue to roll out more activities for the staff and the community in the years to come.

(2) Property Management Services

During the financial year under review, the Group's wholly-owned property management arm, SEML received a number of awards from various organisations in recognition of its quality of service, management capability, contributions in community and charity services, and promotion of environmental protection.

SEML has long identified the importance of energy saving in the context of environmental protection and cost saving for the customers. For the last two years, considerable time and resources have gone into efforts to reduce the consumption of electricity and to ensure its more efficient use. As a result of these endeavours, SEML has been able to lower levels of electricity consumption in four main areas namely lighting, electrical appliances or equipment, air conditioning and lift and escalator. Over 50 properties managed by SEML have been granted certificates under The Hong Kong Energy Efficiency Registration Scheme for Buildings by the Electrical and Mechanical Services Department of the HKSAR Government.

SEML was also awarded the Wastewi$e Logo for four projects and Gold Wastewi$e Logo for another six projects from the Environmental Protection Department in the financial year 2004/2005 adding to the twelve previous awards received in the financial year 2003/2004. SEML also received a Certificate of Merit for Green SME of the 2004 Hong Kong Econ-Business Awards for a residential project called Serenity Park.

As of 30th June, 2005, SEML won a number of prizes for its service standard and quality in the Quality Building Management Competition in many districts, namely Wan Chai District, Eastern District, Yau Tsim Mong District, Kowloon City District, Shatin District, Tuen Mun District, Tai Po District, Kwai Ching District and Yuen Long District organized by District Councils of the HKSAR Government. SEML will continue to improve its service in its relentless pursuit of better lifestyle for its customers.

In the pursuit of healthy living and a better quality of life, SEML has made strenuous efforts to keep high standard of hygiene. A number of projects under SEML's management have been awarded certificates under the Fresh Water Plumbing Quality Maintenance Recognition Scheme by Water Supplies Department of the HKSAR Government in addition to the sixty-four projects that were awarded the certificates *previous financial year. Such projects include Island Resort, Sky Horizon, 38 Repulse* Bay Road, Haddon Court, Hong Kong Gold Coast, Windsor Heights, Long Beach Gardens, Majestic Park, Sea Crest Terrace, Waterside Plaza, 148 Electric Road, Tsim Sha Tsui Centre, Empire Centre, Shatin Galleria, Marina House and Chai Wan Industrial City Phases I and II.

Eight projects including Island Resort, Pacific Palisades and Grand Dynasty View received the Certificate of Merit for Promoting Good Housekeeping by Occupational Safety and Health Council. In addition, eight projects including Grand Palisades, Windsor Heights, Shatin Galleria, Corporation Park and Leader Industrial Centre were awarded the Workplace Hygiene Charter by both Occupational Safety & Health Council and the Labour Department.

Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company specializing in cleaning, pest control, grease and water tank cleaning, can rightly be proud of the fact that twelve properties under their cleaning management won awards in several major cleaning competitions, namely 2004 Kwun Tong District Private Buildings Cleansing Competition, 2004 - 2005 North District Private Buildings Cleansing Competition and 2004 - 2005 Kowloon City District Private Buildings Cleansing Competition. It also won the champions in other cleaning competitions organized by Kowloon-Canton Railway Corporation and Mass Transit Railway Corporation.

Sino Security Services Limited, a wholly-owned subsidiary of the Company, has continued to donate its used-uniforms to the Salvation Army on a regular basis since 2004. The Youth Pre-employment Training Programme, first began in 2001, will continue as an on-going programme to assist young people who are interested in gaining more on-the-job training and experience.

EMPLOYEE PROGRAMMES

Human capital is one of the most important assets of the Group. As at 30th June 2005, the Group employed approximately 5,800 staff members. During the financial year 2004/2005, the Group held various internal and external training programmes for its employees designed, inter alia, to raise yet higher the standard of service, promote staff's awareness of the need to first understand the varying needs of their customers better to provide them with quality care and service. Language proficiency, professional knowledge, management know-how, corporate governance, productivity and efficiency are all areas that are addressed by various programmes and seminars.

Courses are organized to improve language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation. Office administration, property management and project management as well as knowledge in relation to corporate governance are also high on the training agenda.

Our mission is to be recognized as the Group that consistently provides Hong Kong with the very best in products and service and, ultimately, to make the Group the 'Number One Choice for Customers, Investors and Employees'.

New courses will continually be developed to meet corporate and specific career planning needs. During the year, a number of new courses or seminars were introduced, comprising seminars on the new code of corporate governance, issues in relation to connected transactions and notifiable transactions and code for dealing in the company's securities by relevant employees to enable all the key and relevant staff to better understand the issues involved.

As the economic and social ties between the Mainland and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff members, in particular those in front-line positions, must uphold meticulous standards in customer service.

The Group has always laid particular emphasis on promoting good team-work as an essential element in the efficient and effective use of human resources, internal procedures and systems. Teamwork serves to focus individual achievement upon the objectives of the Group, which results in better quality of products and services. During the financial year 2004/2005, several workshops and seminars on team-building and leadership were organised in order to promote the spirit and skills of teamwork.

PROSPECTS

Hong Kong's GDP fared better than expected in the second quarter of the year, thanks to the resilient global economy and broad-based economic growth in Hong Kong. The steady rise in home prices has released many home-owners from negative equity, with numbers declining to a record low. There is a perceptible "feel good" factor in the economy, resulting from greater confidence in the stability of asset values. Levels of spending per household have continued to rise in line with the rise in income and real estate values thereby stimulating consumption. Mortgage rates continue favourable, as they are on a structure of Prime rate minus a credit spread. In the current healthy economic climate home-buyers remain optimistic that asset values will remain firm, and the affordability of home-owners is not expected to be affected to any significant degree by interest rates. The tourism and hospitality industry sectors have continued the upward momentum with numbers of long-haul visitors on the increase. Solid economic fundamentals and other positive factors have offset the impact of rising interest rates in Hong Kong.

The Close Economic Partnership Agreement between Hong Kong and PRC (CEPA) will afford a wide range of Hong Kong enterprises the opportunity of enjoying the benefits of complementary economic strengths between the two economies. The increased levels of mutual cooperation between Hong Kong and the PRC resulting from CEPA are now beginning to produce results, thereby further enhancing the competitiveness of Hong Kong corporations and generating a higher level of wealth in the economy.

Recent HKSAR Government land auctions have also had a positive effect on the property market in Hong Kong, sending a signal for a solid and continuous growth. As to the future, growth is sustainable, economic fundamentals remain intact and the economic outlook is promising, with the Group well positioned to benefit.

The Group will continue its policy of selectively and continuously replenishing its land bank to optimise earnings and of improving the quality of its products and services so as to enhance the lifestyle for its customers. The Group's acquisition of prime sites for its land bank will enable us to strengthen our earnings and profitability, and continue to deliver value to our shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

Mr. Paul Cheng Ming Fun, who served the Board for more than 10 years resigned effective 31st May, 2005. His immense contribution during his directorship with the Company is greatly appreciated.

I would like to extend a warm welcome to Mr. Adrian David Li Man-kiu and Dr. Fu Yuning who joined the Board as Independent Non-executive Directors with effect from 28th April, 2005 and 8th June, 2005 respectively. Their knowledge, experience and international insight will certainly prove to be of great benefit to the Group. Further, with effect from 1st July, 2005, Mr. Ronald Joseph Arculli was re-designated as Non-executive Director of the Company.

I would also like to take this opportunity to welcome Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong who were appointed as Executive Directors with effect from 1st April, 2005 and 28th April, 2005 respectively.

Sino Land has made significant strides in its business and was re-admitted as one of the Hang Seng Index Constituent Stocks effective 6th June, 2005. On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert Ng Chee Siong
Chairman

Hong Kong, 22nd September, 2005



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock code: 83)

FINAL RESULTS

The audited results of the Group for the year ended 30th June, 2005 are as follows:-

Consolidated Income Statement

	Notes	2005 HK$	2004 HK$
Turnover	3	4,150,741,802	4,230,240,789
Cost of sales		(1,399,411,315)	(2,035,979,697)
Direct expenses		(667,533,710)	(723,201,592)
		2,083,796,777	1,471,059,500
Increase in fair value of investment properties		1,828,505,571	–
Other operating income		45,076,413	35,696,383
Profit on disposal of investment in other securities		108,548,998	–
Unrealised holding gain on investments in trading securities		133,934,961	79,455,206
Impairment loss on investments in other securities		–	(17,621,750)
Administrative expenses		(395,298,361)	(344,679,005)
Profit from operations	3 & 4	3,804,564,359	1,223,910,334
Finance income		69,668,496	82,629,643
Finance costs		(147,517,188)	(157,255,760)
Net finance costs		(77,848,692)	(74,626,117)
Results attributable to associates	5	2,439,448,459	510,139,155
Profit on disposal of a subsidiary		57,000,000	–
Loss on disposal of associates		–	(7,558,625)
Profit before taxation		6,223,164,126	1,651,864,747
Income tax expense	6	(709,964,389)	(235,781,904)
Profit before minority interests		5,513,199,737	1,416,082,843
Minority interests		(288,169,923)	(7,256,218)
Net profit for the year		5,225,029,814	1,408,826,625
Earnings per share	7		
Basic		120.87 cents	35.32 cents
Diluted		117.04 cents	33.55 cents
Interim dividend at HK8.5 cents (2004 - HK5 cents) per share		368,206,098	208,453,423
Proposed final dividend at HK11.5 cents (2004 - HK7 cents) per share		497,012,941	301,421,608

Consolidated Balance Sheet

	Notes	2005 HK$	2004 HK$ (as restated)
Non-current assets			
Investment properties		18,882,180,537	16,575,663,820
Hotel property		1,179,346,094	1,179,346,094
Property, plant and equipment		65,831,426	62,646,286
Interests in associates		10,862,541,981	9,908,676,879
Investments in securities		1,541,060,100	1,407,632,220
Advances to investee companies		18,786,862	20,281,519
Other non-current assets		300,000	300,000
Long-term loans receivable		417,554,118	571,690,106
		32,967,601,118	30,026,236,924
Current assets			
Properties under development		10,701,273,470	8,665,188,659
Stocks of unsold properties		1,508,162,626	418,271,442
Hotel inventories		20,928,947	20,955,153
Investments in securities		575,025,853	441,090,161
Amounts due from associates		1,416,080,967	1,629,526,939
Accounts and other receivables	8	929,221,029	1,089,835,394
Current portion of long-term loans receivable		21,243,879	126,700,514
Taxation recoverable		225,700,971	150,398,723
Restricted bank deposits		184,232,581	238,393,749
Time deposits, bank balances and cash		2,727,962,734	2,769,019,851
		18,309,833,057	15,579,380,585
Current liabilities			
Accounts and other payables	9	1,491,980,103	5,124,777,152
Amounts due to associates		263,821,581	226,948,675
Taxation payable		234,613,742	117,542,200
Current portion of long-term unsecured bank loans		–	13,102,740
Current portion of long-term secured bank loans		386,447,000	212,000,000
Bank loans and overdrafts - secured		193,964,000	1,212,708,600
- unsecured		–	213,379,000
Secured other loans		28,443,781	87,729,220
		2,599,269,107	7,213,187,587
Net current assets		15,710,563,850	8,366,192,998
		48,678,164,968	38,392,429,922
Capital and reserves			
Share capital		4,348,057,662	4,306,022,975
Share premium and reserves		30,280,482,190	25,456,795,870
		34,628,539,852	29,762,818,845
Minority interests		40,657,133	(585,933)
Non-current liabilities			
Long-term borrowings - due after one year		10,096,297,482	4,907,333,232
Deferred taxation		1,666,269,332	1,413,090,697
Advances from associates		1,877,508,835	1,941,668,613
Advances from minority shareholders		368,892,334	368,104,468
		14,008,967,983	8,630,197,010
		48,678,164,968	38,392,429,922

Notes:

1. **Potential impact arising from the recently issued accounting standards**

Since 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRS(s)") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for HKFRS 3 "Business Combinations", which is applicable for business combinations for which the agreement date is on or after 1st January, 2005.

HKFRS 3 Business Combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations", which is applicable for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions of subsidiaries and associates prior to 1st January, 2005 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously capitalised on the balance sheet, the Group has continued amortising such goodwill till 30th June, 2005 and will discontinue amortising such goodwill from 1st July, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses, if any, after initial recognition.

Discount on acquisition (previously known as negative goodwill)

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place.

In previous years, negative goodwill arising on acquisitions prior to 1st January, 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to discount on acquisition previously presented as a deduction from assets, the Group has continued amortising such discount till 30th June, 2005 and will discontinue amortising and derecognise all discount on acquisition at 1st July, 2005 with a corresponding increase in retained profits.

The Group has applied HKFRS 3 for the acquisition of subsidiaries and associates for which the agreement dates are on or after 1st January, 2005. As there was no goodwill or discount on acquisition arose from such acquisitions, HKFRS 3 did not have material impact on the Group for the year ended 30th June, 2005.

In the current year, the Group has early adopted the following new HKFRSs:

HKAS 40 Investment Property
HKAS Interpretation 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets

The Group has elected to use the fair value model to account for its investment properties which requires increase or decrease in the fair value of investment properties to be recognised directly in the profit or loss in the year in which they arise. In previous years, investment properties under Statement of Standard Accounting Practice 13 "Accounting for Investment Properties" ("SSAP 13") issued by the HKICPA were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation increase subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1st July, 2004 onwards. The amount held in investment property revaluation reserve at 1st July, 2004 of HK$6,080,911,290 has been transferred to the Group's retained profits (see note 2 for the financial impact).

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HKAS Interpretation 21 which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the properties at each balance sheet date. In the absence of any specific transitional provisions in HKAS Interpretation 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated and the balance on the Group's investment property revaluation reserve at 1st July, 2003 has been decreased by HK$1,246,088,019 (see note 2 for the financial impact).

For those new HKFRSs that the Group has not early adopted in the financial statements for the year ended 30th June, 2005, the Group is in the process of making an assessment of the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have an effect on the results of operations and financial position of the Group. These new HKFRSs may result in change in the future as to how the results and financial position of the Group are prepared and presented.

2. **Summary of the effects of the changes in accounting policies**

The effects of changes in the accounting policies in note 1 on the results for current year are as follows:

For the year ended 30th June, 2005

	HKAS 40 HK$	HKAS Interpretation 21 HK$	Total effect HK$
Increase in cost of sales	(8,975,036)	–	(8,975,036)
Increase in fair value of investment properties	1,828,505,571	–	1,828,505,571
Increase in results attributable to associates	1,311,145,426	–	1,311,145,426
Decrease in profit on disposal of a subsidiary	(43,440,390)	–	(43,440,390)
Increase in deferred tax on revaluation of investment properties	–	(312,239,610)	(312,239,610)
(Increase) decrease in minority interests	(72,600,000)	367,500	(72,232,500)
Increase (decrease) in net profit for the year	3,014,635,571	(311,872,110)	2,702,763,461

The cumulative effects of the early adoption of the new HKFRSs as at 30th June, 2004 and 1st July, 2004 are summarised below:

	As at 30th June, 2004 (originally stated) HK$	Retrospective adjustments HKAS Interpretation 21 HK$	As at 30th June, 2004 (restated) HK$	Adjustments as at 1st July, 2004 HKAS 40 HK$	As at 1st July, 2004 (restated) HK$
Balance sheet items					
Interests in associates	10,467,487,485	(558,810,606)	9,908,676,879	–	9,908,676,879
Deferred taxation	(40,123,957)	(1,372,966,742)	(1,413,090,697)	–	(1,413,090,697)
Other assets and liabilities	21,266,646,730	–	21,266,646,730	–	21,266,646,730
	31,694,010,263	(1,931,777,351)	29,762,232,912	–	29,762,232,912
Investment property revaluation reserve	(8,071,870,486)	1,530,959,196	(6,040,911,290)	6,080,911,290	–
Retained profits	(8,393,464,712)	–	[illegible]	(6,080,911,290)	(14,476,376,002)
Capital and other reserves	(15,228,442,843)	–	(15,228,442,843)	–	(15,228,442,843)
	(31,693,778,041)	1,530,959,196	(29,762,818,845)	–	(29,762,818,845)
Minority interests	(232,222)	818,155	585,933	–	585,933
	(31,694,010,263)	1,931,777,351	(29,762,232,912)	–	(29,762,232,912)

The financial effects of the early adoption of the new HKFRSs to the Group's equity at 1st July, 2003 are summarised below:

	As at 1st July, 2003 (originally stated) HK$	Retrospective adjustment HKAS Interpretation 21 HK$	As at 1st July, 2003 (restated) HK$
Investment property revaluation reserve	(3,679,917,683)	1,246,088,019	(2,433,829,664)
Retained profits	(7,272,818,196)	–	(7,272,818,196)
Capital and other reserves	(13,280,345,713)	–	(13,280,345,713)
	(24,233,081,592)	1,246,088,019	(22,986,993,573)

3. **Segment information**

Business segments

For the year ended 30th June, 2005

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Eliminations HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	[illegible]						[illegible]
Property sales	[illegible]						[illegible]
Hotel operations				[illegible]			[illegible]
Management services	[illegible]				[illegible]		[illegible]
Share investment and dealing		[illegible]					[illegible]
Financing			[illegible]				[illegible]
Other operating income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]
Inter-segment sales*					[illegible]	[illegible]	–
Total revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SEGMENT RESULT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Unallocated corporate expenses							(395,298,361)
Profit from operations							3,804,564,359
Net finance costs							(77,848,692)
Results attributable to associates	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		2,439,448,459
Profit on disposal of a subsidiary							57,000,000
Profit before taxation							6,223,164,126
Income tax expense							(709,964,389)
Profit before minority interests							5,513,199,737
Minority interests							(288,169,923)
Net profit for the year							5,225,029,814

For the year ended 30th June, 2004

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Eliminations HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	[illegible]						130,446,466
Property sales	[illegible]						2,612,127,947
Hotel operations				253,972,006			253,972,006
Management services	[illegible]				[illegible]		421,718,108
Share investment and dealing		[illegible]					91,108,511
Financing			34,277,759				34,277,759
Other operating income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		35,696,383
Inter-segment sales*					[illegible]	[illegible]	–
Total revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4,265,937,172
SEGMENT RESULT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1,568,589,339
Unallocated corporate expenses							(344,679,005)
Profit from operations							1,223,910,334
Net finance costs							(74,626,117)
Results attributable to associates	545,872,625	(32,195)	(4,151,350)	(3,363,221)	2,124,794		510,139,155
Loss on disposal of associates	–	–	–	–	(7,558,625)	–	(7,558,625)
Profit before taxation							1,651,864,747
Income tax expense							(235,781,904)
Profit before minority interests							1,416,082,843
Minority interests							(7,256,218)
Net profit for the year							1,408,826,625

* Inter-segment sales were charged at cost plus margin basis as agreed between both parties.

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from Hong Kong.

4. **Profit from operations**

	2005 HK$	2004 HK$
Profit from operations has been arrived at after charging:		
Cost of hotel inventories	29,634,804	34,060,821
Depreciation	18,978,937	14,613,195

5. **Results attributable to associates**

Results attributable to associates includes amortisation of goodwill arising on acquisition of associates of HK$12,954,428 *(2004: HK$12,954,428)* and release of negative goodwill arising on acquisition of an associate of HK$5,128,398 *(2004: HK$5,128,398)*.

6. **Income tax expense**

	2005 HK$	2004 HK$
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax		
Provision for the year	187,226,230	97,458,759
Under (over) provision in previous year	489,378	(415,276)
	187,715,608	97,043,483
Taxation in other jurisdictions		
Provision for the year	7,715,124	13,473,449
Overprovision in previous year	(18,432,357)	–
	176,998,375	110,516,932
Deferred taxation	252,779,903	7,770,860
Share of taxation attributable to associates		
Hong Kong Profits Tax	150,146,205	109,842,267
Deferred taxation	130,039,906	7,651,845
	280,186,111	117,494,112
	709,964,389	235,781,904

Hong Kong Profits Tax is calculated at 17.5% *(2004: 17.5%)* of the estimated assessable profits for the year. Taxation in other jurisdictions is provided for in accordance with the respective local requirements.

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2005 HK$	2004 HK$
Earnings for the purpose of basic earnings per share	5,225,029,814	1,408,826,625
Effect of dilutive potential ordinary shares: Reduction of finance costs, net of tax	19,643,880	24,867,498
Earnings for the purpose of diluted earnings per share	5,244,673,694	1,433,694,123
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	4,322,903,984	3,988,279,742
Effect of dilutive potential ordinary shares: Convertible bonds/notes	158,146,787	285,386,856
Weighted average number of ordinary shares for the purpose of diluted earnings per share	4,481,050,771	4,273,666,598

8. **Accounts and other receivables**

At 30th June, 2005, included in accounts and other receivables of the Group are trade receivables of HK$114,463,104 *(2004: HK$97,659,576)* mainly comprising rental receivables, which are billed in advance and settlements are expected upon receipt of billings, and sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	2005 HK$	2004 HK$
0-30 days	69,922,128	46,899,315
31-60 days	7,667,044	5,607,267
61-90 days	3,966,394	5,531,392
Over 90 days	32,907,538	39,621,602
	114,463,104	97,659,576

Trade receivables over 90 days amounting to HK$32,907,538 *(2004: HK$39,621,602)* are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

9. **Accounts and other payables**

At 30th June, 2005, included in accounts and other payables of the Group are trade payables of HK$46,362,783 *(2004: HK$54,121,726)*.

The following is an aged analysis of trade payables at the reporting date:

	2005 HK$	2004 HK$
0-30 days	36,261,254	48,246,869
31-60 days	5,203,756	1,419,455
61-90 days	887,878	336,045
Over 90 days	4,009,895	4,119,357
	46,362,783	54,121,726

10. **Pledge of assets**

(a) At 30th June, 2005, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$16,671,721,398 *(2004: HK$11,918,419,585)* were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$7,776,781,646 *(2004: HK$5,849,473,585)*.

(b) At 30th June, 2005, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$2,782,133,937 *(2004: HK$2,699,860,049)*, of which HK$2,534,581,538 *(2004: HK$2,537,624,606)* was utilised by the associates and guaranteed by the Company.

11. **Commitments and contingent liabilities**

At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the financial statements:

		2005 HK$	2004 HK$
(a)	Commitments in respect of property development expenditure:		
	Authorised but not contracted for	19,012,414	46,056,752
	Contracted but not provided for	2,089,453,770	2,760,051,382
		2,108,466,184	2,806,108,134
(b)	Guarantees in respect of banking facilities and other liabilities of associates:		
	Utilised	2,534,581,538	2,537,624,606
	Not utilised	250,057,399	164,740,443
		2,784,638,937	2,702,365,049

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On this issue the trial judge gave judgment for Hang Lung on the 2nd day of August, 2004.

On legal advice Mariner lodged an appeal against the judgment. The appeal will be heard in November 2005. On the basis of the uncertainty of the outcome of the pending appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities is required for the year ended 30th June, 2005.

CLOSURE OF REGISTER

The Register of Members will be closed from 14th November, 2005 to 17th November, 2005, both dates inclusive, during which period no transfers of shares will be effected. The record date for the final dividend is at the close of business on 17th November, 2005.

In order to qualify for the final dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:30 p.m. on 11th November, 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased 29,270,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$218,044,125. All of the shares were subsequently cancelled[(Note)]. The nominal value of the cancelled shares of HK$27,804,000 during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$205,881,047 was paid out from the Company's retained profits. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate consideration HK$
March 2005	1,060,000	7.15	7.00	7,529,406
April 2005	12,264,000	7.25	7.00	88,012,598
May 2005	10,578,000	7.65	7.30	79,561,975
June 2005	5,368,000	8.30	7.75	42,940,146
	29,270,000			218,044,125

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the year.

(Note) Out of 29,270,000 shares repurchased, 27,804,000 shares were cancelled on delivery of the share certificates during the year while the remaining 1,466,000 shares repurchased on 30th June, 2005 were cancelled on delivery of the share certificates subsequent to the financial year.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 30th June, 2005 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which was in force prior to 1st January, 2005 and remains applicable to the accounting periods commencing before 1st January, 2005, save that the Independent Non-executive Directors have not been appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

Subsequent to the financial period, the Board had issued letters of appointment to Independent Non-executive Directors and Non-executive Director for a 3-year term of office subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

REVIEW OF AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Group for the year ended 30th June, 2005 have been reviewed by the audit committee of the Company.

2005 ANNUAL REPORT

The 2005 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Company's website (www.sino-land.com) while printed copies will be sent to shareholders on or about 14th October, 2005.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 22nd September, 2005

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is Mr. Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.